HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

REVIEWED RESULTS 082-00596

for the year ended 31 December 2008

- **Group turnover from continued operations increased by 49 percent**
- **Headline earnings per share from continued operations increased by 109 percent**

Group Reviewed Financial Results

The Group's financial results for the quarter and twelve months ended 31 December 2008 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the Group's most recent annual financial statements, except for the Standards and Interpretations as listed below.

These results are presented in terms of IAS 34 applicable to Interim Financial Reporting.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB ("IFRIC"), that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2008.

The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 8 – *Operating Segments*
The Group has elected to early adopt this standard with effect from 1 January 2008. The adoption of this standard has resulted in additional disclosures contained in the condensed consolidated segmental report.

IAS 23 – *Borrowing Costs*
The Group has elected to early adopt this standard prospectively with effect from 1 January 2008. The early adoption amounts to a change in accounting policy but did not have any impact on the results as the Group did not incur any borrowing costs on qualifying assets for the period from 1 January 2008.

IFRIC 11 – IFRS 2 – *Group and Treasury Share Transactions*
This interpretation had no impact on the Group's results as the Group has no treasury share arrangements in place.

IFRIC 12 – *Service Concession Arrangements*
This interpretation had no impact on the Group's results as the Group does not operate concession arrangements.

IFRIC 14 – IAS 19 – *The Limit on a Defined Benefit Asset, minimum Funding Requirements and their Interaction*
This interpretation had no impact on the Group's results as the Group has no plan assets in respect of retirement benefits.

The IASB has issued *Improvements to IFRS – a collection of amendments to International Financial Reporting Standards* in line with their annual improvement project. It deals with amendments to certain accounting standards contained in this document which are effective to annual periods beginning on or after 1 January 2009. The Group does not intend to early adopt these amendments.

The financial information has been reviewed by Ernst & Young Inc. in accordance with ISRE 2410 "Review of Interim Financial Information Performed by the Independent Auditors of the Entity", whose unmodified report is available for inspection at the Corporation's registered office.

Condensed Consolidated Income Statements

	Note	Reviewed for the three months ended 31 Dec 2008 Rm	Unaudited for the three months ended 31 Dec 2007 Rm	Reviewed for the year ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2007 Rm
CONTINUING OPERATIONS					
Revenue from the sale of goods		**1 646**	1 332	**8 022**	5 378
Operating profit before depreciation		**674**	289	**3 321**	1 421
Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment		**(59)**	(31)	**(252)**	(250)
Operating profit		**615**	258	**3 069**	1 171
Interest and investment income received		**39**	27	**162**	92
Finance charges		**(16)**	(1)	**(39)**	(64)
Profit before taxation		**638**	284	**3 192**	1 199
Taxation		**(5)**	148	**(1 015)**	(146)
Profit after taxation from continuing operations		**633**	432	**2 177**	1 053
DISCONTINUED OPERATIONS					
Revenue from the sale of goods		**–**	225	**1 288**	1 780
Operating (loss)/profit before depreciation		**(4)**	102	**609**	569
Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment		**–**	(2)	**–**	6
Operating (loss)/profit		**(4)**	100	**609**	575
(Loss)/profit on disposal of discontinued operations	4	**(149)**	572	**13**	572
Interest and investment income received		**3**	2	**8**	5
Finance charges		**(2)**	(1)	**(16)**	(4)
(Loss)/profit before taxation		**(152)**	673	**614**	1 148
Taxation		**(49)**	(160)	**(252)**	(298)
(Loss)/profit after taxation from discontinued operations		**(201)**	513	**362**	850
TOTAL OPERATIONS					
Revenue from the sale of goods	5	**1 646**	1 557	**9 310**	7 158
Operating profit before depreciation		**670**	391	**3 930**	1 990
Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment		**(59)**	(33)	**(252)**	(244)
Operating profit		**611**	358	**3 678**	1 746
(Loss)/profit on disposal of discontinued operations	4	**(149)**	572	**13**	572
Interest and investment income received		**42**	29	**170**	97
Finance charges		**(18)**	(2)	**(55)**	(68)
Profit before taxation		**486**	957	**3 806**	2 347
Taxation		**(54)**	(12)	**(1 267)**	(444)
Profit for the period/year		**432**	945	**2 539**	1 903
Earnings per share – basic and diluted		**Cents**	Cents	**Cents**	Cents
From continuing operations		**638.2**	435.7	**2 194.6**	1 061.9
From discontinued operations		**(201.8)**	517.4	**366.1**	857.5
From total operations		**436.4**	953.1	**2 560.7**	1 919.4
Reconciliation of headline earnings		**Rm**	Rm	**Rm**	Rm
Profit for the period/year		**432**	945	**2 539**	1 903
Add/(deduct) after tax effect of:					
Loss/(profit) on disposal of discontinued operations		**114**	(455)	**73**	(455)
Loss on impairment of investment		**5**	–	**5**	
Impairment losses reversed		**–**	(7)	**–**	(7)
Loss on disposal and scrapping of property, plant and equipment		**11**	2	**11**	3
Headline earnings		**562**	485	**2 628**	1 444
Earnings per share – headline and diluted		**Cents**	Cents	**Cents**	Cents
From continuing operations		**654.2**	435.7	**2 210.6**	1 058.0
From discontinued operations		**(86.6)**	58.5	**439.5**	398.8
From total operations		**567.6**	494.2	**2 650.1**	1 456.8
Number of shares		**Million**	Million	**Million**	Million
Ordinary shares in issue as at end date *		**99.2**	99.1	**99.2**	99.1
Weighted average number of ordinary shares *		**99.2**	99.1	**99.2**	99.1
Diluted number of ordinary shares *		**99.2**	99.1	**99.2**	99.1
Dividends per share		**Cents**	Cents	**Cents**	Cents
Dividends declared and paid		**1 400**	–	**3 200**	450

* Rounded to nearest hundred thousand

Condensed Consolidated Balance Sheets

	Note	Reviewed as at 31 Dec 2008 Rm	Audited as at 31 Dec 2007 Rm
ASSETS			
Non-current assets		**1 956**	1 764
Property, plant and equipment		**1 956**	1 763
Available-for-sale investments		**–**	1
Current assets		**3 381**	2 276
Inventories		**831**	495
Trade and other receivables		**769**	1 013
Prepaid expenditure		**180**	–
Cash and cash equivalents		**1 601**	768
Assets of disposal group classified as held-for-sale	7	**–**	884
TOTAL ASSETS		**5 337**	4 924
EQUITY AND LIABILITIES			
Shareholders' equity		**2 842**	3 379
Non-current liabilities		**739**	723
Long-term provisions		**422**	344
Deferred taxation		**317**	379
Current liabilities		**1 756**	749
Taxation		**722**	–
Other current liabilities		**1 034**	749
Liabilities directly associated with the assets classified as held-for-sale	7	**–**	73
Total liabilities		**2 495**	1 545
TOTAL EQUITY AND LIABILITIES		**5 337**	4 924
Net cash	3	**1 601**	785
Net asset value – cents per share		**2 866**	3 408

Condensed Consolidated Statements of Recognised Income and Expense

	Reviewed for the three months ended 31 Dec 2008 Rm	Unaudited for the three months ended 31 Dec 2007 Rm	Reviewed for the year ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2007 Rm
Currency translation differences	**46**	34	**97**	47
Fair value revaluation	**–**	(3)	**–**	(3)
Net income recognised directly in equity	**46**	31	**97**	44
Profit for the period/year	**432**	945	**2 539**	1 903
Total recognised income for the period/year	**478**	976	**2 636**	1 947

Condensed Consolidated Cash Flow Statements

	Reviewed for the three months ended 31 Dec 2008 Rm	Unaudited for the three months ended 31 Dec 2007 Rm	Reviewed for the year ended 31 Dec 2008 Rm	Audited for the year ended 31 Dec 2007 Rm
Cash available from operations before taxation	**1 116**	116	**3 994**	1 924
Taxation received/(paid)	**18**	(314)	**(530)**	(665)
Net cash flows from operating activities	**1 134**	(198)	**3 464**	1 259
Proceeds (paid)/received from disposal of discontinued operations	**(13)**	989	**1 055**	989
Net cash flows used in other investing activities	**(157)**	(138)	**(543)**	(600)
Net cash inflow before financing activities	**964**	653	**3 976**	1 648
Net cash flows (used in)/from financing activities excluding dividends paid	**(119)**	(384)	**17**	(967)
Dividends paid	**(1 389)**	–	**(3 173)**	(446)
Net (decrease)/increase in cash and cash equivalents	**(544)**	269	**820**	235
Effects of exchange rate changes on cash held in foreign currencies	**7**	6	**13**	22
Cash and cash equivalents at beginning of period/year	**2 138**	493	**768**	511
Cash and cash equivalents at end of period/year	**1 601**	768	**1 601**	768

Condensed Consolidated Segmental Reports

The Group is organised into business units based on their products and has three reportable segments as follows:

Steelworks

The major products of the steel segment are structural steel, plate, coil, vanadium slag and magnetite iron ore.

Vanadium

The major product of the continuing vanadium segment is ferrovanadium. Vanadium pentoxide, ferrovanadium and various vanadium chemicals are included in the discontinued vanadium segment.

Ferro-alloys

The major products of the ferro-alloys segment are ferrosilicon, char, ferromanganese and silicomanganese.

No operating segments have been aggregated to form the above reportable operating segments. Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit.

The following tables present the revenue, operating profit and total assets information regarding the Group's operating segments.

Reviewed for the three months ended 31 Dec 2008

	Continuing operations			Discontinued operations		
	Steelworks Rm	**Vanadium Rm**	**Total Rm**	**Vanadium Rm**	**Ferro-alloys Rm**	**Total Rm**
Revenue from the sale of goods						
Revenue from external customers	1 201	445	1 646	–	–	–
Intersegmental revenue	48		48	–	–	–
Total segment revenue	**1 249**	**445**	**1 694**	**–**	**–**	**–**

Unaudited for the three months ended 31 Dec 2007

	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue from the sale of goods						
Revenue from external customers	990	342	1 332	102	123	225
Intersegmental revenue	29		29			–
Total segment revenue	1 019	342	1 361	102	123	225

Reviewed for the year ended 31 Dec 2008

	Continuing operations			Discontinued operations		
	Steelworks Rm	**Vanadium Rm**	**Total Rm**	**Vanadium Rm**	**Ferro-alloys Rm**	**Total Rm**
Revenue from the sale of goods						
Revenue from external customers	5 542	2 480	8 022	1 268	20	1 288
Intersegmental revenue	529		529	4	6	10
Total segment revenue	**6 071**	**2 480**	**8 551**	**1 272**	**26**	**1 298**

Audited for the year ended 31 Dec 2007

	Continuing operations			Discontinued operations		
	Steelworks Rm	Vanadium Rm	Total Rm	Vanadium Rm	Ferro-alloys Rm	Total Rm
Revenue from the sale of goods						
Revenue from external customers	3 929	1 449	5 378	957	823	1 780
Intersegmental revenue	135		135	181	97	278
Total segment revenue	4 064	1 449	5 513	1 138	920	2 058

Intersegmental revenues are eliminated on consolidation

	Reviewed for the three months ended 31 Dec 2008			Unaudited for the three months ended 31 Dec 2007		
	Continuing operations	**Discontinued operations**	**Total**	Continuing operations	Discontinued operations	Total
Operating profit						
Steelworks	437		437	166		166
Vanadium	178	(5)	173	92	29	121
Ferro-alloys		1	1		71	71
Total	**615**	**(4)**	**611**	258	100	358

	Reviewed for the year ended 31 Dec 2008			Audited for the year ended 31 Dec 2007		
	Continuing operations	**Discontinued operations**	**Total**	Continuing operations	Discontinued operations	Total
Operating profit						
Steelworks	2 096		2 096	749		749
Vanadium	973	576	1 549	422	458	880
Ferro-alloys		33	33		117	117
Total	**3 069**	**609**	**3 678**	1 171	575	1 746

	Reviewed as at 31 Dec 2008			Audited as at 31 Dec 2007		
	Continuing operations	**Discontinued operations**	**Total**	Continuing operations	Discontinued operations	Total
Total assets						
Steelworks	4 891		4 891	3 772		3 772
Vanadium	446		446	268	742	1 010
Ferro-alloys					142	142
Total	**5 337**		**5 337**	4 040	884	4 924

1. **Companies Act and JSE Limited Listings Requirements**

Compliance with the Companies Act No. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**

Transactions entered into between the Group and its related parties during the reporting periods were arms length transactions between knowledgeable, willing parties at fair value.

3. **Net cash**

Net cash is calculated as follows:

	Reviewed as at 31 Dec 2008 Rm	Audited as at 31 Dec 2007 Rm
Cash and cash equivalents	**1 601**	768
Loan to joint venture	**–**	17
Net cash	**1 601**	785

4. **(Loss)/profit on disposal of discontinued operations**

	Reviewed for the three months ended 31 Dec 2008 Rm	Unaudited for the three months ended 31 Dec 2007 Rm	**Reviewed for the year ended 31 Dec 2008 Rm**	Audited for the year ended 31 Dec 2007 Rm
Total proceeds	**(52)**	–	**1 244**	989
Net asset value disposed of	**(97)**	–	**(1 231)**	(417)
(Loss)/profit on disposal before taxation	**(149)**	–	**13**	572
Taxation credit/(charge)	**35**	–	**(86)**	(117)
(Loss)/profit on disposal after taxation	**(114)**	–	**(73)**	455

5. **Supplementary revenue information – Unaudited**

		For the three months ended 31 Dec 2008	For the three months ended 31 Dec 2007	**For the year ended 31 Dec 2008**	For the year ended 31 Dec 2007
Sales volumes of major products					
Continuing operations					
Total steel	Tons	**122 531**	179 763	**668 116**	730 228
Ferrovanadium	kg V	**1 065 068**	1 325 125	**5 194 834**	5 595 359
Vanadium slag	Tons V_2O_5	**3 278**	3 259	**13 580**	14 243
Discontinued operations					
Ferrovanadium and ferrovanadium nitride	kg V		582 947	**1 347 570**	2 061 671
Vanadium pentoxide	kg V_2O_5		1 001 432	**2 479 734**	4 276 779
Vanadium chemicals	kg V_2O_5		251 009	**740 442**	1 300 759
Weighted average selling prices achieved for major products					
Continuing operations					
Total steel	\$/t	**914**	732	**953**	731
Ferrovanadium	\$/kg V	**44**	36	**60**	37
Discontinued operations					
Ferrovanadium	\$/kg V		34	**54**	35
Vanadium pentoxide	\$/kg V_2O_5		14	**26**	15
Vanadium chemicals	\$/kg V_2O_5		15	**23**	18
Average R/\$ exchange rate		**9.96**	7.15	**8.00**	7.06

6. **Financial ratios**

Current ratio	**1.93**	3.84	**1.93**	3.84
Market capitalisation – Rm	**12 890**	11 254	**12 890**	11 203

7. **Disposal groups**

In terms of a European Union competition ruling Highveld is required to dispose of the Vanchem division and its interest in South Africa Japan Vanadium (Proprietary) Limited ("SAJV"). The Vanchem division and the interest in SAJV have been treated as disposal groups for the period to 30 June 2008 and are reported as discontinued operations. The sale agreements for the Vanchem division and SAJV have been concluded and the effective date of sale for the Vanchem division was 29 August 2008. The assets and related liabilities and cash flows of these disposal groups were as follows:

	Reviewed 31 Dec 2008 Rm	Audited 31 Dec 2007 Rm
ASSETS		
Non-current assets classified as held-for-sale	**–**	573
Current assets classified as held-for-sale	**–**	311
	–	884
EQUITY AND LIABILITIES		
Liabilities directly associated with assets classified as held-for-sale	**–**	73

	Reviewed for the three months ended 31 Dec 2008 Rm	Unaudited for the three months ended 31 Dec 2007 Rm	**Reviewed for the year ended 31 Dec 2008 Rm**	Audited for the year ended 31 Dec 2007 Rm
The cash flows were as follows:				
Cash inflow from operating activities	**–**	114	**323**	417
Cash (outflow)/inflow from investing activities excluding disposal proceeds	**–**	(25)	**239**	(117)
Cash outflow from financing activities	**–**	–	**–**	(66)
Total cash inflow	**–**	89	**562**	234

8. **Condensed statements of changes in equity**

	Share capital and share premium Rm	Translation and other reserves Rm	Fair value reserves Rm	Retained earnings Rm	Total Rm
2007					
Currency translation differences		6			6
Net income recognised directly in equity		6	–	–	6
Profit for the period as previously stated				643	643
Total recognised income for the period		6	–	643	649
Balance at 31 December 2006 – Audited	585	54	3	1 243	1 885
Dividends paid				(446)	(446)
Change in accounting policy				1	1
Recognition of share-based payments		(7)			(7)
Balance at 30 June 2007 – Reviewed	585	53	3	1 441	2 082
Currency translation differences		17			17
Net income recognised directly in equity	–	17	–	–	17
Profit for the quarter				314	314
Total recognised income and expense for the period		17	–	314	331
Balance at 30 September 2007 – Unaudited	585	70	3	1 755	2 413
Currency translation differences		24			24
Fair value adjustments			(3)		(3)
Net income/(expense) recognised directly in equity		24	(3)	–	21
Profit for the quarter				945	945
Total recognised income and expense for the quarter		24	(3)	945	966
Balance at 31 December 2007 – Audited	585	94	–	2 700	3 379
First six months – 2008					
Currency translation differences		64			64
Net income recognised directly in equity		64	–	–	64
Profit for the period				1 465	1 465
Total recognised income for the period		64	–	1 465	1 529
Balance at 31 December 2007 – Audited	585	94	–	2 700	3 379
Dividends paid				(1 785)	(1 785)
Balance at 30 June 2008 – Reviewed	585	158	–	2 380	3 123
Quarter three – 2008					
Currency translation differences		(13)			(13)
Net expense recognised directly in equity		(13)	–	–	(13)
Profit for the quarter				642	642
Total recognised income and expense for the quarter		(13)	–	642	629
Balance at 30 June 2008 – Reviewed	585	158	–	2 380	3 123
Dividends paid				(1 388)	(1 388)
Balance at 30 September 2008 – Unaudited	585	145	–	1 634	2 364
Quarter four – 2008					
Currency translation differences		46			46
Net income recognised directly in equity		46	–	–	46
Profit for the quarter				432	432
Total recognised income and expense for the quarter		46	–	432	478
Balance at 30 September 2008 – Unaudited	585	145	–	1 634	2 364
Balance at 31 December 2008 – Reviewed	**585**	**191**	**–**	**2 066**	**2 842**

9. **Contingent liabilities**

As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R191 million (2007: R176 million) was issued in favour of the Department of Minerals and Energy for the unscheduled closure of Mapochs Mine.

In terms of the Corporation's employment policies, certain employees could become eligible for post retirement medical aid benefits at any time in the future prior to their retirement subject to certain conditions. The potential liability should they become medical scheme members in the future is R55 million (2007: R44 million).

10. **Subsequent events**

There has been no reportable post-balance sheet events.

Acting Chairman and CEO's Review

Business strategy

With the sale of the Corporation's Vanchem division and other related vanadium assets during 2008, Highveld has now been transformed into a vertically integrated steel and vanadium slag producer. The focus is now, more than ever, on the optimisation of its production with the aim of becoming a Total Productive Organisation, addressing the elimination of all forms of waste.

An instant impact of the global financial crisis was a sharp decrease in orders and steel prices, and therefore the Corporation will be focusing aggressively on entering new markets, both nationally and internationally. The depressed economic climate has also resulted in the Corporation implementing labour restructuring and reorganisation.

Financial results

The first three quarters of 2008, and more specifically the third quarter, culminated in the best ever financial results for the Corporation, notwithstanding dramatically decreased average selling prices and production cuts in the fourth quarter.

Despite the negative trend in the fourth quarter, the annual results were satisfactory. The Group's turnover from continuing operations increased by 49 per cent [R8 022 million (2007: R5 378 million)] and headline earnings per share from continuing operations by 109 per cent [2 210.6 cents (2007: 1 058.0 cents)]. Profit for the year increased by 33 per cent and net cash generated by operating activities increased by 175 per cent from R1 259 to R3 464 million. The Group EBITDA for the financial year of 2008 was R3 943 million (2007: R2 562 million).

A special dividend of 1 800 cents per share was paid on 17 June 2008 and an interim dividend of 1 400 cents per share was paid on 6 October 2008, totalling R3.173 billion.

Business risks

As part of the management strategy, the identified key risk areas are monitored continually with a view to eliminating risks, alternatively mitigating risks to acceptable levels. The high impact risks identified are the financial soundness of our customers, the availability of energy, fluctuations in commodity prices, foreign exchange rates, the impact of operations on the environment and the availability of rail transportation.

Operations

Steel

Despite a decrease of 1.2 per cent of the total world steel production for 2008, it was the second consecutive year that more than 1.3 billion tons of steel were produced worldwide. China exceeded the 500 million tons of steel level, a first for any country, with its crude steel output increased by 2.6 per cent to 502 million tons, claiming a 38 per cent stake in the world's total steel output.

During 2008, the Corporation focused on the local and African markets. Highveld's gross rolled steel output and total sales volumes decreased by 10.4 per cent and 8.5 per cent respectively compared with 2007. This decrease was mainly due to certain operational problems, such as lack of electricity supply as well as the sudden downturn in the market as from the fourth quarter 2008, necessitating a planned reduction in production volumes due to weakening demand.

The commissioning of the new Flat Products Plate Mill upgrade should improve operational quality and quantity of flat products (coil and plate) in the long run, once the markets have stabilised. The commissioning of the channel induction furnace would dramatically improve the production costs at the Steel plant.

Vanadium

Vanadium prices fluctuated wildly during 2008, with high prices of up to US$90 per kg V in ferrovanadium reached during February 2008, plummeting to below US$26 per kg V in ferrovanadium at the end of 2008. Vanadium pentoxide (V_2O_5) prices followed a similar trend with prices that escalated to US$18 per lb during June 2008 and thereafter falling to US$7 per lb in December 2008.

Vanadium slag production decreased substantially during the last quarter of 2008 as a result of substantially reduced demand.

Safety, health, environment and quality

The Board deeply regrets the death of two employees and a contractor during 2008. The Corporation has re-focused on safety and accident prevention to ensure that the lost time injury frequency rate target set for 2009, being 0.35, is achieved.

Divestment

The sale of Rand Carbide's assets (property, plant and equipment and inventories less certain employee related provisions) to Silicon Smelters (Proprietary) Limited became unconditional and effective on 1 February 2008.

The divestment of the vanadium assets of the Corporation to Vanchem Vanadium Products (Proprietary) Limited, which included the Vanchem division, 50 per cent shareholding in South Africa Japan Vanadium (Proprietary) Limited and an equity stake in Mapochs Mine (Proprietary) Limited became unconditional and effective on 29 August 2008 with part payment of the consideration made on 12 September 2008.

Outlook for 2009

The outlook for the steel market for 2009 remains concerning, with no indication of when any improvement in economic conditions will favour increased production and sales, motivating the re-activation of the Corporation's structured capital expenditure programme. In addition, the Corporation has had to sell certain of its basic products in the international market at distressed prices to maintain a reduced but economic level of output.

While every action is being reviewed to ensure the sustainability of the business, major focus has been placed on reducing working capital and operational costs and improving efficiencies. It is clear that producing to stock is not an option that should be considered. Highveld has a policy to produce only on orders received.

In respect of employment the Corporation has reduced the extent of services supplied by external service providers thus currently minimising the impact on our employees.

In view of the current difficult operating climate under which the Corporation operates, together with the dividends declared during the year, the Board believes that it is not prudent to declare a final dividend for the year.

As the Corporation ended the year with approximately R1.6 billion in cash, the Board further believes at this time that with prudent cash management, it will be able to meet its statutory tax payments due in respect of prior years and be able to operate for an extended period of reduced output in the current price environment and therefore the Board concludes that the Corporation will remain a going concern.

J W Campbell
(Acting Chairman)

W G Ballandino
(Chief Executive Officer)

11 March 2009

Directors:
J W Campbell *(Acting Chairman)*, W G Ballandino *(Chief Executive Officer) (Italian)*, G C Baizini *(Italian)*, C B Brayshaw, A V Frolov *(Russian)*, G A Mannina *(Swiss)*, B J T Shongwe, P S Tatyanin *(Russian)*

Company secretary: Mrs C I Lewis

Registered office:
Portion 93 of the farm
Schoongezicht No. 308 JS
District eMalahleni
Mpumalanga
PO Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries:
Computershare Investor Services
(Proprietary) Limited
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Sponsor
J.P.Morgan